UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41774

GMEX Robotics Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Officer Appointment

On July 1, 2026, GMEX Robotics Corporation (“GMEX Robotics” or the “Company”) appointed Brian Hartzband as President of U.S. Operations. In this role, Mr. Hartzband will lead the Company’s U.S. growth strategy, overseeing commercial operations, strategic partnerships, customer development and market expansion as GMEX Robotics seeks to accelerates the deployment of its autonomous robotics platform across North America.

Since September 2022, Mr. Hartzband has served as a Technical Recruiter at TEKsystems, Inc., where he leads full cycle recruitment for IT professionals and collaborates with senior leaders across technology divisions to deliver innovative solutions through top tier talent. From March 2021 to August 2024, he was an Independent Director of TenX Keane Acquisition (Nasdaq: TENK), which completed its business combination with Citius Oncology Inc. (Nasdaq: CTOR) in August 2024. From 2016 until August 2022, Mr. Hartzband co-founded and served as operations manager of Handcrafted 4 Home, a home décor brand specializing in handcrafted storage solutions. Under his leadership, the company became one of the top sellers of home organization products on Wayfair.com and expanded into major retail outlets such as Walmart and Home Depot. Earlier in his career, Mr. Hartzband spent more than a decade on Wall Street, holding finance roles at leading institutions including Merrill Lynch, UBS Financial Services, and Bear Stearns.

On July 9, 2026, the Company issued a press release announcing Mr. Hartzband’s appointment.

Incorporation By Reference

This information contained in this Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into registration statement on Form F-3 (File no. 333-284232) of the Company and shall be deemed a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by subsequently filed or furnished documents or reports.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026	GMEX Robotics Corporation

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)